EXHIBIT TO ITEM 77C

Touchstone Funds Group Trust

At a Special Meeting of Shareholders of Touchstone Short Duration Fixed Income Fund (the "Fund"), a series of the Touchstone Funds Group Trust held on May 13, 2013 shareholders of the Fund voted to approve Agreement and Plan of Reorganization (the "Plan") providing for the acquisition of all of the assets of the Touchstone Short Duration Fixed Income Fund (the "Short Fund") by the Touchstone Ultra Short Duration Fixed Income Fund (the "Ultra Short Fund"), a series of the Touchstone Funds Group Trust, in exchange for shares of the Ultra Short Fund and the assumption by the Ultra Short Fund of the liabilities of the Short Fund. The Plan also provides for pro rata distribution of shares of the Ultra Short Fund to shareholders of the Short Fund in liquidation and subsequent termination of the Short Fund.

The results of the voting are as follows:

FUND                   For        Against         Abstain
TOUCHSTONE SHORT    5,467,776     225,186         99,595
DURATION FIXED
INCOME FUND